Exhibit 99.1

CollPlant Biotechnologies Provides Business Updates and Second Quarter 2021 Financial Results

Co-Develop Agreement with 3D Systems Highlights Expanding Commercial Collaborations

Rehovot, Israel August 19, 2021, CollPlant (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, today announced financial results for the second quarter ended June 30, 2021 and provided an update on the Company’s business developments.

“We are very excited with the momentum we are seeing in our efforts to leverage our plant-based human recombinant collagen platform and R&D capabilities to create products and collaborations that expand our addressable markets in medical aesthetics and 3D bioprinting,” said Yehiel Tal, CollPlant’s Chief Executive Officer. “The year started strong with our AbbVie deal and that energy has continued with our recent co-development agreement with 3D Systems, an industry leader, for a 3D regenerative soft tissue matrix for breast reconstruction. This new agreement exemplifies the wide-ranging opportunities available for our rhCollagen-based products that can be used alone or in conjunction with other biomaterials in various fields including tissue engineering, regenerative medicine, 3D bioprinting, tissue and disease modeling, rapid drug screening, cell culture, and many other life sciences applications”.

Recent Corporate Highlights

●	In June, CollPlant announced that it had entered into a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant. The soft tissue matrix is intended to support the lower portion of the breast while expanding the implant pocket and providing increased coverage of the implant. Using 3D bioprinting, these matrices can be designed to match the patient’s anatomy to support the breast implant.

●	Continued to advance the ongoing partnership with Allergan Aesthetics, an AbbVie company, for the development and commercialization of dermal and soft tissue fillers for the medical aesthetics market. CollPlant entered into an agreement with AbbVie in February 2021.

●	In June, CollPlant’s ordinary shares were up-listed to Nasdaq Global Markets®, together with transition from trading of ADS to trading of ordinary shares.

●	In a separate press release distributed today, CollPlant announced that Alisa Lask, a medical aesthetics veteran, joined board of directors in August 2021, increasing the number of independent members to seven.

Attending Upcoming Investor Conference

●	CollPlant will be presenting at the upcoming H.C. Wainwright Annual Global Investment Conference, which will be held on September 13-15.

Second quarter financial results

GAAP revenue for the second quarter of 2021 accumulated to $691,000, and included mainly income from the collaboration with Allergan Aesthetics on the development of dermal and soft tissue fillers, and from sales of Vergenix product in Europe. Revenues decreased by 16% compared to $823,000 in the second quarter of 2020.

GAAP gross margin ratio in the second quarter of 2021 was 38%, an increase of 322% compared to 9% in the second quarter of 2020.

GAAP operating expenses for the second quarter increased to $3.3 million, compared to $2.0 million in the second quarter of 2020. The increase in expenses amounting to approximately $1.3 million is mainly comprised of: (i) $493,000 in research and development activities including process development, (ii) $410,000 one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market and (iii) $234,000 in employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics. On a non-GAAP basis, the operating expenses for the second quarter were $2.8 million, compared to $1.4 million for the second quarter of 2020. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating loss for the second quarter was $3.1 million, compared to an operating loss of $1.9 million in the second quarter of 2020.

GAAP financial income, net for the second quarter totaled $25,000 compared to financial expenses, net of $58,000 in second quarter of 2020. Financial income, net is mainly attributed to interest received from the Company’s short term cash deposits.

GAAP net loss for the second quarter of 2021 was $3.0 million, or $0.3 per share, compared to a net loss of $2.0 million, or $0.28 per share, for the second quarter of 2020. Non-GAAP net loss for the second quarter was $2.5 million, or $0.25 loss per share, compared to $1.4 million loss, or $0.20 loss per share, for the second quarter of 2020.

Six months period financial results

GAAP revenue for the six months ended in June 30, 2021 increased by 986% to $15.2 million, compared to $1.4 million in the six months ended in June 30, 2020. Revenue in 2021 included $14 million upfront payment received from AbbVie.

On a GAAP basis, the gross margin ratio in the six months ended on June 30, 2021, was 91%, compared to 15% in the second quarter of 2020.

GAAP operating expenses for the six months ended on June 30, 2021, accumulated to $6.9 million, compared to $3.8 million in the six months ended on June 30, 2020. The increase in expenses amounting to approximately $3.1 million is mainly comprised of: (i) $762,000 in research and development activities including process development, (ii) $746,000 in research and development employees salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, (iii) $729,000  in employees and directors salary and insurance policy costs, and (iv) $410,000 one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market. On a non-GAAP basis, the operating expenses for the six months ended on June 30, 2021 were $6.0 million, compared to $3.1 million for the six months ended on June 30, 2020. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating income for the six months ended on June 30, 2021, was $7.0 million, compared to an operating loss of $3.6 million in the six months ended on June 30, 2020. The increase is mainly derived from $14 million upfront payment received from AbbVie.

GAAP financial income, net for the six months ended on June 30, 2021 was $123,000 compared to a financial income, net of $48,000 in six months ended on June 30, 2020. The increase in financial income, net is mainly due to interest received from the Company’s short term cash deposits.

GAAP net income for the six months ended on June 30, 2021 was $7.1 million, or $0.76 basic earnings per share, compared to a net loss of $3.6 million, or $0.52 loss per share, for the six months ended on June 30, 2020. Non-GAAP net income for the six months ended on June 30, 2021 was $7.9 million, or $0.85 basic earnings per share, compared to $2.8 million loss, or $0.42 loss per share, for the six months ended on June 30, 2020.

Cash provided by operating activities during the six months ended June 30, 2021 was $7.7 million compared to $4.3 million cash used in the six months ended June 30, 2020. As of June 30, 2021, cash and cash equivalents and short term cash deposits totaled $47.5 million.

Cash used in investing activities during the six months ended June 30, 2021 was $30.4 million compared to $246,000 in the six months ended June 30, 2020. The increase is mainly attributed to investment of $30.0 million in short term cash deposits.

Cash provided by financing activities during the six months ended June 30, 2021 was $36.9 million compared to cash provided in financing activities of $4.5 million in the six months ended June 30, 2020. The increase is mainly attributed to the Company’s registered direct offering in February 2021, which amounted to $32 million in net proceeds.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

CollPlant recently entered a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2021 and 2020 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, comprehensive income and basic and diluted comprehensive income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the six months ended June 30, 2021, are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
Revenues	$15,191	$1,432	$691	$823
Cost of Revenue	1,315	1,223	429	748
Gross Profit	13,876	209	262	75

Operating expenses:
Research and development	3,534	1,812	1,901	1,002
General, administrative and marketing	3,379	2,017	1,424	986
Operating income (loss)	6,963	(3,620)	(3,063)	(1,913)
Financial income	122	26	72	9
Financial expenses	(27)	(6)	(8)	(2)
Exchange differences	28	28	(39)	(65)
Financial income (expenses), net	123	48	25	(58)
Net income (loss) for the period	$7,086	$(3,572)	$(3,038)	$(1,971)
Basic net income (loss) per ordinary share	$0.76	$(0.52)	$(0.3)	$(0.28)
Diluted net income (loss) per ordinary share	$0.58	$(0.52)	$(0.3)	$(0.28)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	9,315,817	6,809,666	10,201,231	6,958,109
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	12,173,715	6,809,666	10,201,231	6,958,109

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$17,485	$3,333
Short term cash deposits	30,074	-
Trade receivables	277	830
Other accounts receivable and prepaid expenses	979	239
Restricted deposit	12	12
Inventory	940	1,262
Total current assets	49,767	5,676
Non-current assets:
Restricted deposit	178	181
Operating lease right-of-use assets	2,792	2,796
Property and equipment, net	2,119	2,106
Intangible assets	164	82
Total non-current assets	5,253	5,165
Total assets	$55,020	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade payables	$698	$798
Accrued liabilities and other	1,584	1,943
Operating lease liabilities	651	440
Deferred revenues	-	207
Total current liabilities	2,933	3,388
Non-current liabilities:
Derivatives liability	-	28
Operating lease liabilities	2,649	2,948
Total non-current liabilities	2,649	2,976
Total liabilities	5,582	6,364

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2021 and December 31, 2020; issued and outstanding: 10,258,129 and 6,963,838 ordinary shares as of June 30, 2021 and December 31, 2020, respectively	4,448	2,933
Additional paid in capital	111,907	75,547
Currency translation differences	(969)	(969)
Accumulated deficit	(65,948)	(73,034)
Total shareholders’ equity	49,438	4,477
Total liabilities and shareholders’ equity	$55,020	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:
Net cash provided by (used in) operations (see Appendix A)	$7,738	$(4,343)
Net cash provided by (used in) operating activities	7,738	(4,343)
Cash flows from investing activities:
Purchase of intangible assets	(82)	-
Purchase of property and equipment	(365)	(246)
Short term cash deposits	(30,000)	-
Net cash used in investing activities	(30,447)	(246)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants, less issuance expenses	32,743	4,400
Exercise of options and warrants into shares	4,128	67
Loan paid	-	(12)
Net cash provided by financing activities	36,871	4,455
Increase (decrease) in cash and cash equivalents and restricted deposits	14,162	(134)
Cash and cash equivalents and restricted deposits at the beginning of the period	3,526	3,971
Exchange differences on cash and cash equivalents and restricted deposits	(13)	14
Cash and cash equivalents and restricted deposits at the end of the period	$17,675	$3,851

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2021	2020
Appendix to the statement of cash flows
A. Net cash provided by (used in) operations:
Income (loss)	$7,086	$(3,572)
Adjustments for:
Depreciation	352	327
Gains from Short term cash deposits	(74)	-
Share-based compensation to employees and consultants	954	794
Exchange differences on cash and cash equivalents	13	(14)
Financial income related to financial instruments	(28)	(26)
Net change of operating lease accounts	(84)	(32)
	8,219	(2,523)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	553	(242)
Decrease in inventory	322	158
Increase in other receivables	(740)	(480)
Decrease in trade payables	(100)	(274)
Decrease in accrued liabilities and other payables	(309)	(337)
Decrease in deferred revenues	(207)	(645)
	(481)	(1,820)
Net cash provided by (used in) operations	$7,738	$(4,343)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of pre-paid warrants to ordinary shares	-	137
Obtaining right of use assets in exchange for a lease liability	184	23
Issuance costs	50	-
C. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period:
Cash and cash equivalents	17,485	3,672
Restricted deposits (including long term)	190	179
Total cash and cash equivalents and restricted deposits	$17,675	$3,851

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
	USD in thousands

GAAP gross profit	$13,876	$209	$262	$75

GAAP operating expenses:	6,913	3,829	3,325	1,988

Change of operating lease accounts	84	32	(43)	(87)
Share-based compensation to employees, directors and consultants	(954)	(794)	(469)	(477)
Non-GAAP operating expenses:	6,043	3,067	2,813	1,424

GAAP operating income (loss)	6,963	(3,620)	(3,063)	(1,913)

Non-GAAP operating income (loss)	7,833	(2,858)	(2,551)	(1,349)

GAAP Net Income (loss)	7,086	(3,572)	(3,038)	(1,971)

Change in fair value of financial instruments	(28)	(26)	-	(9)
Change of operating lease accounts	(84)	(32)	43	87
Share-based compensation to employees, directors and consultants	954	794	469	477
Non-GAAP Net Income (loss)	$7,928	$(2,836)	$(2,526)	$(1,416)
GAAP Basic income (loss) per ordinary share	$0.76	$(0.52)	$(0.3)	$(0.28)
NON- GAAP Basic income (loss) per ordinary share	$0.85	$(0.42)	$(0.25)	$(0.20)
GAAP Diluted income (loss) per ordinary share	$0.58	$(0.52)	$(0.3)	$(0.28)
Non-GAAP Diluted income (loss) per ordinary share	$0.65	$(0.42)	$(0.25)	$(0.20)